EXHIBIT D

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                         CERTIFICATE OF DESIGNATION

            Pursuant to Section 5.12 of the Declaration of Trust
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                  Preferred Shares of Beneficial Interest

         The Trustees of FORTRESS INVESTMENT TRUST II, a Delaware business trust (the "Trust"), do hereby cause the Trust to create and establish preferred shares of beneficial interest. The amount thereof and the powers, preferences, duties, liabilities and obligations thereof are hereby fixed as follows:

         Section 1. Designation and Amount. The Trust hereby creates and establishes a class of preferred shares of beneficial interest and designates such shares as "Preferred Shares." The Trust is authorized to issue up to 550 Preferred Shares.

         Section 2. Dividends. Holders of Preferred Shares shall be entitled to receive when, as and if declared by the Board of Trustees of the Trust, or a duly authorized committee thereof, cumulative dividends at the rate of 10% per year. Such dividend on each Preferred Share shall be equal to the product of the Liquidation Preference (as defined below) of the Preferred Share multiplied by the dividend rate of 10% multiplied by the number of days in the dividend period over 360. Dividends on the Preferred Shares so declared shall be paid in preference to and in priority over any dividends declared and payable on the Trust's common shares of beneficial interest (the "Common Shares"). Notwithstanding the foregoing, no dividends may be paid if after giving effect to the payment of such dividend the Trust would not be able to pay its debts as such debts become due in the ordinary course of business or the Trusts's total assets would be less than the sum of its total liabilities.

         Section 3. Liquidation Rights. The Preferred Shares will have a liquidation preference equal to $500 per Preferred Share plus accumulated and unpaid dividends (the "Liquidation Preference") and will be redeemable at the option of the Trust in whole or in part at any time from the date of issuance at a value equal to the Liquidation Preference calculated as of the date of redemption.
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         Section 4. Asset Coverage. Immediately after issuance, the
Preferred Shares will have an asset coverage of at least 200%, as required under the Investment Company Act of 1940, as amended (the "Investment Company Act"). Furthermore, the Common Shares may not declare any dividend or distribution unless the Preferred Shares have, at the time of the dividend or distribution, an asset coverage of at least 200% after deducting the amount of the dividend or distribution.

         Section 5. Voting Rights. The Preferred Shares will have no voting rights; provided that the Preferred Shares will have the right to (a) elect two trustees of the Trust at all times and to elect a majority of trustees if at any time dividends on the Preferred Shares are unpaid in an amount equal to two full years' dividends and to be so represented until all dividends in arrears have been paid or otherwise provided for; (b) vote as a class on any plan of reorganization adversely affecting such securities or on any matter requiring a vote of security holders under Section 13(a) of the Investment Company Act and (c) vote on any amendment adversely affecting the holders of the Preferred Shares. On matters on which the Preferred Shares are entitled to vote, each Preferred Share shall have one vote.

         Section 6. Book-Entry. The Preferred Shares will be issued in book entry form and holders of Preferred Shares will not be entitled to share certificates unless the Board of Trustees approves the issuance of Preferred Share certificates.

         Section 7. Transfers of Preferred Shares. Transfers of Preferred Shares of the Trust shall be made on the share records of the Trust only by the registered holder thereof, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary or with a transfer agent or transfer clerk, and on surrender of the certificate or certificates, if issued, for such Preferred Shares properly endorsed or accompanied by a duly executed stock transfer power and the payment of all taxes thereon. Except as otherwise provided by law, the Trust shall be entitled to recognize the exclusive rights of a person in whose name any Preferred Share or Preferred Shares stand on the record of shareholders as the owner of such Preferred Share or Preferred Shares for all purposes, including, without limitation, the rights to receive dividends or other distributions, and to vote as such owner, and the Trust shall not be bound to recognize any equitable or legal claim to or interest in any such Preferred Share or Preferred Shares on the part of any other person.

         Section 8. Regulations. The Board of Trustees may make such additional rules and regulations, not inconsistent with these By-Laws, as it may deem expedient concerning the issue, transfer and registration of certificates for Preferred Shares of


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the Trust. It may appoint, or authorize any officer or officers to appoint, one or more transfer agents or one or more transfer clerks and one or more registrars.

         Section 9. Fixing of a Record Date for Dividends and Distributions. The Board of Trustees may fix, in advance, a record date not more than ninety (90) days preceding the date fixed for the payment of any dividend or the making of any distribution. Once the Board of Trustees fixes a record date as the record date for the determination of the shareholders entitled to receive any such dividend or distribution, only the shareholders of record at the time so fixed shall be entitled to receive such dividend or distribution.

         Section 10. Information to Holders of Preferred Shares and Others. Any shareholder of the Trust or his agent may inspect and copy during usual business hours the Trust's By-Laws, minutes of the proceedings of its shareholders, annual statements of its affairs, voting trust agreements on file at its principal office and any of its other books or records.

         Section 11. Other Rights or Preferences. Unless otherwise required by law, the holders of Preferred Shares shall not have any rights or preferences other than those set forth herein or in the Trust's Declaration of Trust.



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         IN WITNESS WHEREOF, FORTRESS INVESTMENT TRUST II has caused this
Certificate to be signed by Dennis Porterfield, Trustee, and attested by Randal A. Nardone, Chief Operating Officer and Secretary, this 2nd day of July, 2002.

                                            FORTRESS INVESTMENT TRUST II


                                            By: /s/ Dennis Porterfield
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                                                Name:  Dennis Porterfield
                                                Title: Trustee


Attest:


By: /s/ Randal A. Nardone
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      Randal A. Nardone
      Chief Operating Officer
      and Secretary






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